Exhibit 99.2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains “forward-looking statements” within the meaning of the U.S. federal securities laws. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company and include statements concerning, among other things, the plans, strategies and prospects, both business and financial of the Company. Although the Company believe its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot give any assurance that it either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements about:

•the benefits from the Merger;
•the Company’s ability to maintain the listing of the Company’s common stock or public warrants on Nasdaq;
•the Company’s future financial performance, including funding expansion plans and opportunities;
•the Company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors;
•changes in the Company’s strategy, future operations, financial condition, estimated revenue and losses, projected costs, prospects and plans;
•the Company’s ability to coordinate with the U.S. National Oceanic and Atmospheric Administration (“NOAA”) Commercial Remote Sensing Regulatory Affairs agency to assure an understanding of regulations as they evolve;
•the implementation, market acceptance and success of the Company’s business model;
•the Company’s expectations surrounding capital requirements as it seeks to build and launch more satellites;
•the Company’s expectations surrounding the growth of its commercial platform as a part of its revenues;
•the Company’s expectations surrounding the insurance it will maintain going forward;
•the Company’s ability to conduct remaps of the planet with increasing regularity or frequency as it increases its number of satellites;
•the Company’s ability to productize its internal data analytics platform;
•the Company’s plans to build out its constellation of satellites to 202 by 2025;
•the Company’s ability to launch satellites less expensively than its competitors; and
•the Company’s ability to increase satellite production to meet demand and reach its mapping goals.

Many actual events and circumstances are beyond the control of the Company. Many factors could cause actual future results to differ materially from the forward-looking statements in this MD&A, including but not limited to:

•the Company’s ability to execute its 2023 business plan without raising additional capital, or at all;
•the Company’s ability to scale its constellation of satellites and to do so on the Company’s projected timeframe and in accordance with projected costs;

•the Company’s ability to continue to meet image quality expectations, to continue to enhance the capability of its network of satellites and to continue to offer superior unit economics;
•the Company’s ability to capitalize on its current backlog and pipeline;
•the Company’s ability to become or remain an industry leader;
•the number of commercial applications for the Company’s products and services;
•demand for the Company’s new Space Systems business line, and its ability to go from a signed contract to a satellite delivered in orbit in less than 8 months;
•the Company’s ability to address all commercial applications for satellite imagery, changes in the competitive and highly regulated industries in which Satellogic operates, variations in operating performance across competitors and changes in laws and regulations affecting the Company’s business;
•the ability to implement business plans, forecasts and other expectations, and to identify and realize additional opportunities;
•the risk of downturns in the commercial launch services, satellite and spacecraft industry;
•the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize the Company’s products or services, or experience significant delays in doing so;
•the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations;
•the risk of product liability or regulatory lawsuits or proceedings relating to the Company’s products and services; and
•the risk that Satellogic is unable to secure or protect its intellectual property.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Item 3.D “Risk Factors” of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and other documents filed or to be filed by the Company from time to time with the U.S. Securities and Exchange Commission (“SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company can give no assurance that it will achieve its expectations.

Company Overview
The Company’s predecessor in interest was founded in 2010 and the Company was founded in 2014, to help solve some of the greatest challenges of our time: resource utilization and distribution. From tradeoffs between food, energy and water supplies, to monitoring the impact of natural disasters, global health and humanitarian crises in the midst of a looming climate emergency, access to a continually refreshed source of global, high-quality data is critical to confronting some of the world’s most crucial issues. We are committed to creating a searchable catalog of everything on earth, and we believe we are uniquely positioned to provide the data that is critical to better inform decision-making aimed at addressing these challenges.
We are the first vertically integrated geospatial analytics company, and we are building the first scalable, fully automated earth observation (“EO”) platform with the ability, when scaled, to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for our customers. We plan to democratize access to geospatial data by providing planetary insights at what we believe to be the lowest cost in the industry, ultimately driving better decision-making across a broad range of industries including agriculture, forestry, energy, financial services, and cartography.
We have created a highly scalable, vertically integrated and competitive operating model. We design the core components that go into creating and manufacturing our satellites to be mission specific. We manufacture many of our components, but we also partner with third parties to manufacture certain other components to our design specifications. Then, we assemble, integrate and test the components and satellites in our facilities. This vertical integration provides a significant cost advantage, enabling us to produce and launch satellites for less than one-tenth the cost of our competitors on average. Additionally, we own all our key intellectual property, and our patented technology allows us to capture approximately 10x more imagery than our competitors on average. Taken together, we are achieving over 60 times better unit economics than our closest peers in the NewSpace sector and more than 100 times better unit economics than legacy competitors. Additionally, we are well-positioned to effectively compete in the existing EO market that is currently supply-constrained and consists primarily of government and defense and intelligence customers. At June 30, 2022, we have 26 commercial satellites in orbit, 22 of which are presently delivering high-resolution data to our customers. Over the near term, we will take a measured approach to expanding our constellation, with our long term vision to reach a constellation size of approximately 200 satellites and daily remaps of the entire planet.
The Company’s strategy is focused along three unique business lines: Asset Monitoring, Constellation-as-a-Service (“CaaS”), and Space Systems. These business lines will allow us to serve the existing Earth Observation market and begin to democratize access to a host of new earth observation customers.

We expect that our Asset Monitoring business represents the most predictable revenue stream, and we anticipate that it will be among the primary drivers of the business going forward. Every day, we have both government and commercial customers tasking our satellites around the world to monitor assets and to keep up with their changing reality. Defense and Intelligence (“D&I”) customers look at ports, airfields or build-up of military equipment; mining companies monitor the environmental impact of their operations; and insurance companies are interested in building baselines and quickly assessing property damage as it occurs. With the largest available capacity, high quality imagery and superior unit economics, we can support a growing number of customers around the world.

Our CaaS business – that we previously referred to as Dedicated Satellite Constellation (“DSC”) – offers governments around the world the ability to control satellites on top of specific areas of interest. Similar to how cloud-computing replaced most on-premise data centers, we expect the constellation-as-a-service model to become the preferred way to securely operate sovereign, autonomous capacity, complementing and increasingly replacing national Earth Observation satellites. We anticipate the CaaS line of business will provide us with a strong recurring-revenue base in the government and D&I market over time.

In 2022, we established Space Systems, effectively satellite sales and support, to leverage our ability to quickly build and launch high quality, sub-meter satellites at a low cost. We have built a vertically integrated satellite manufacturing capability that is critical to achieve our low-CAPEX cost and ultimately reach our unit-economic targets for our Asset Monitoring business. Vertical integration enables us to manage our supply chain and navigate recent global supply issues without affecting our satellite launch schedule. Our fast build-to-launch cycles for our satellites can go from purchase-order to commissioning in orbit very rapidly.

Merger Transaction

On January 25, 2022 (the “Closing Date”), Satellogic Inc. (“Satellogic” or the “Company”), a limited liability company incorporated under the laws of the British Virgin Islands (“BVI”), consummated the transactions contemplated by the Agreement and Plan of Merger dated as of July 5, 2021 (the “Merger Agreement” ), by and among the Company, CF Acquisition Corp. V, a Delaware corporation (“CF V and now known as “Satellogic V Inc.”), Ganymede Merger Sub 1 Inc., a business company with limited liability incorporated under the laws of the BVI and a direct wholly owned subsidiary of the Company (“Target Merger Sub”), Ganymede Merger Sub 2 Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“SPAC Merger Sub”), and Nettar Group Inc. (d/b/a Satellogic), a limited liability company incorporated under the laws of the BVI (“Nettar”).

The Merger resulted in cash proceeds of $168 million, after transaction expenses and debt repayment, through the contribution of cash held in CF V’s trust account, net of redemptions by CF V’s public stockholders, and a concurrent PIPE offering led by SoftBank’s SBLA Advisers Corp. and CF&Co., among other top-tier institutional investors, and the Liberty Investment. See Note 4 (Reverse Recapitalization) to the Condensed Consolidated Financial Statements for additional details.

Nettar Group Inc. is the holding company of Satellogic group prior to the Merger and was incorporated on October 7, 2014 under the laws of the BVI as an International Business Company. The registered office is located at Kingston Chambers BOX 173 C/O Maples Corporate Services BVI LTD Road Town, Tortola D8 VG1110.
References to “Nettar” contained herein refer to Nettar Group Inc. prior to the mergers, and references to “the Company” or “Satellogic” refer to Satellogic Inc. prior to the mergers and to the combined company following the Merger.
On January 26, 2022, the combined company began trading under the name Satellogic Inc. Its common stock trades on Nasdaq under the ticker symbol "SATL" and its warrants trade on Nasdaq under the ticker symbol "SATLW".
Recent Developments
On May 6, 2022, Satellogic entered into an Investment Agreement with Officina Stellare S.p.A. (“OS”). OS is engaged in the design and production of telescopes, opto-mechanical and aerospace instrumentation for ground and space-based applications to purchase 5% of OS’s outstanding common shares for $3.6 million. Additionally, OS issued 524,715 stock warrants to Satellogic, giving the Company the right to convert each warrant into a single common share over a period of up to 36 months. OS’s shares are listed on the Euronext Growth Milan stock exchange. The Company has the right to appoint a member to OS’s board of directors. The investment was completed on September 30, 2022.

On September 29, 2022, Satellogic entered into a $5.7 million, three-year, sales agreement to provide constellation as a service. Revenue will be recognized over the term.
Key Components of Results of Operations
The following briefly describes the components of revenue and expenses as presented in our Consolidated Statements of Operations and Comprehensive Loss.
Basis of Presentation
We are an early-stage revenue company with limited commercial operations, and our activities to date have been conducted in South America, Asia, Europe and North America. Currently, we conduct business through one operating segment. The accompanying unaudited interim Condensed Consolidated Financial Statements as of June 30, 2022, and for the six months ended June 30, 2022 and 2021 (“the Condensed Consolidated Financial Statements”) have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and the rules and regulations of the SEC. Historically the consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For the Consolidated Financial Statements, the Company has decided to prepare its consolidated financial statements in accordance with U.S. GAAP. The change from reporting in IFRS to U.S. GAAP was treated as a change in accounting standard, whereby the Company retrospectively applied the change to all prior reporting periods. Where the adoption of U.S. GAAP resulted in a material change in an asset or liability, the adjustment was reported to the opening balance of accumulated deficit.
The accompanying Condensed Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The Condensed Consolidated Financial Statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the significant accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. The Condensed Consolidated Financial Statements are presented in United States thousands of dollars (hereinafter “US dollars” or “$”).
Revenue
Revenue is derived from selling imagery and our only business activity is building a satellite constellation to support the selling of imagery. We may sell our imagery as a single task and recognize revenue at a point-in-time, or we may enter an arrangement that provides a stand-ready commitment and recognize revenue over time. We began to recognize revenue for the first time during the year ended December 31, 2021, primarily from the selling of our imagery to a single commercial space technology customer in an over-time revenue recognition arrangement.
Cost of sales
Cost of sales includes direct costs related to ground stations, cloud and infrastructure costs and digital image processing. During 2021, the Company began to recognize cost of sales primarily related to a single customer with a commercial space technology company.
General and administrative expenses
General and administrative expenses consist of the costs related to salaries, wages and other benefits, professional fees and stock-based compensation expense related to our back-office functions. Also included in administrative expenses are bad debt expense and other administrative expenses.
Research and development
Research and development expenses consist of the costs related to salaries, wages and other benefits, professional fees, stock-based compensation expense and other research and development related expenses.
Depreciation expense
Depreciation expenses includes depreciation of satellites and other property and equipment.
Other operating expenses
Other operating expenses consist of salaries, wages and other benefits, professional fees and stock-based compensation related to our sales and marketing, production and mission operations functions.
Finance costs, net
Finance costs, net is primarily comprised of interest expense related to Debt and accrued dividends related to the issuance of Series X preferred stock in April 2021.
Change in fair value of financial instruments
The Company’s warrant and earnout liabilities are subject to remeasurement to fair value at each balance sheet date. Changes in the fair value of these liabilities are recorded to the Change in fair value of financial instruments in the Condensed Consolidated Statements of Operations and Comprehensive Loss.

Loss on extinguishment of debt
Loss on extinguishment of debt consists of the net of gains and losses from the extinguishment of debt instruments.
Other income, net
Other income, net consists mainly of differences related to foreign exchange gains and losses.
Income tax expense
We are not subject to taxation in the BVI, but we may be subject to withholding taxes paid at source on interest and dividends received and paid in the various jurisdictions in which we operate. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where we operate and generate taxable income. Deferred income tax is provided using the liability method on temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Key Financial Performance Indicators
We monitor a number of financial performance and liquidity measures on a regular basis in order to track the progress of our business. Included in these financial performance and liquidity measures are the non-GAAP measures, Non-GAAP EBITDA, Non-GAAP Adjusted EBITDA and Non-GAAP Free Cash Flow. We believe these measures provide analysts, investors and management with helpful information regarding the underlying operating performance of our business, as they remove the impact of items that we believe are not reflective of our underlying operating performance. The non-GAAP measures are used by us to evaluate our core operating performance and liquidity on a comparable basis and to make strategic decisions. The non-GAAP measures also facilitate company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation, depreciation, capital expenditures and other non-cash items (i.e., embedded derivatives, debt extinguishment and stock-based compensation) which may vary for different companies for reasons unrelated to operating performance. However, different companies may define these terms differently and accordingly comparisons might not be accurate. Non-GAAP EBITDA, Non-GAAP Adjusted EBITDA and Non-GAAP Free Cash Flow are not intended to be a substitute for any GAAP financial measure. For the definitions of Non-GAAP EBITDA, Non-GAAP Adjusted EBITDA and Non-GAAP Free Cash Flow and reconciliations to the most directly comparable GAAP measure, see “Non-GAAP Financial Measure Reconciliations” below.
The results of certain key business metrics are as follows:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2022	2021
Revenue	$2,388	$1,706
Net loss	$(8,121)	$(31,478)
EBITDA	$2,095	$(21,481)
Adjusted EBITDA	$(26,673)	$(11,769)
Free cash flow	$(50,222)	$(15,099)

Results of Operations
Comparison of Results for the Six Months Ended June 30, 2022 and 2021
Results of operations are as follows:

	Six Months Ended June 30,		2022 vs 2021
(in thousands of U.S. dollars)	2022	2021	Change 2021-2022
Revenue	$2,388	$1,706	$682
Costs and expenses
Cost of sales	1,329	1,251	78
General and administrative expenses	24,609	8,887	15,722
Research and development	5,716	4,144	1,572
Depreciation expense	6,485	5,060	1,425
Other operating expenses	13,736	4,461	9,275
Total costs and expenses	51,875	23,803	28,072
Operating loss	(49,487)	(22,097)	(27,390)
Other income (expense), net
Finance costs, net	(1,606)	(4,985)	3,379
Change in fair value of financial instruments	44,596	32,765	11,831
Loss on extinguishment of debt	-	(37,216)	37,216
Other income, net	519	275	244
Total other income (expense), net	43,509	(9,161)	52,670
Loss before income tax	(5,978)	(31,258)	25,280
Income tax	(2,143)	(220)	(1,923)
Net loss	$(8,121)	$(31,478)	$23,357
Revenue
During the six months ended June 30, 2022, the Company recognized revenue of $2,388, primarily from the selling of our imagery to a single customer in an over-time revenue recognition arrangement. Revenue for the six months ended June 30, 2021 was $1,706. The Company was pre-revenue prior to 2021.
Cost of sales
Cost of sales increased to $1,329 for the six months ended June 30, 2022, primarily related to the higher revenue.
General and administrative expenses

	Six Months Ended June 30,		2022 vs 2021
(in thousands of U.S. dollars)	2022	2021	Change
General and administrative expenses
Professional fees related to Merger transaction	$11,862	$-	$11,862
Professional fees	2,513	2,444	69
Stock-based compensation	1,686	3,042	(1,356)
Salaries, wages, and other benefits	2,946	2,360	586
Bad debt expense	1,456	-	1,456
Insurance	2,040	52	1,988
Other administrative expenses	2,106	989	1,117
Total	$24,609	$8,887	$15,722

General and administrative expenses were $24,609 during the six months ended June 30, 2022, as compared to $8,887 for the six months ended June 30, 2021. The increase was primarily due to $11,862 of professional and legal fees associated with the Merger.
Research and development

	Six Months Ended June 30,		2022 vs 2021
(in thousands of U.S. dollars)	2022	2021	Change
Research and development
Salaries, wages, and other benefits	$3,217	$2,404	$813
Stock-based compensation	972	1,063	(91)
Professional fees	245	312	(67)
Other research and development expenses	1,282	365	917
Total	$5,716	$4,144	$1,572
Research and development expenses increased $1,572 to $5,716 for the six months ended June 30, 2022, compared to $4,144 for the six months ended June 30, 2021. The increase was driven primarily by higher average headcount in 2022 as compared to 2021 which contributed to an increase in salaries and wages, and other research and development expenses, such as software costs and laboratory supplies.
Depreciation expense
Depreciation expense was $6,485 for the six months ended June 30, 2022, as compared to $5,060 for the six months ended June 30, 2021. The increase was due primarily to the higher number of operating satellites in orbit in 2022 as compared to the previous period.
Other Operating Expenses

	Six Months Ended June 30,		2022 vs 2021
(in thousands of U.S. dollars)	2022	2021	Change
Other operating expenses
Salaries, wages, and other benefits	$6,690	$1,906	$4,784
Stock-based compensation	1,827	1,431	396
Professional fees	1,271	234	1,037
Software expenses	2,236	39	2,197
Other operating income and expenses	1,712	851	861
Total	$13,736	$4,461	$9,275
Other operating expenses increased $9,275 to $13,736 for the six months ended June 30, 2022, compared to $4,461 for the six months ended June 30, 2021. The increase was primarily due to higher average headcount in 2022 as compared to 2021, which contributed to higher compensation expense

Finance Costs, net

	Six Months Ended June 30,		2022 vs 2021
(in thousands of U.S. dollars)	2022	2021	Change
Finance costs, net
Interest expense	$(1,588)	$(4,717)	$3,129
Redeemable Series X preferred stock dividends	(97)	(256)	159
Other finance costs	(70)	(31)	(39)
Interest income	149	19	130
Total	$(1,606)	$(4,985)	$3,379
Finance costs, net decreased $3,379 to $1,606 for the six months ended June 30, 2022, compared to $4,985 for the six months ended June 30, 2021. The decrease was due to primarily to the decrease in interest expense associated with the retirement of debt, in connection with the Merger in January 2022.
Change in fair value of financial instruments
Change in fair value of financial instruments was $44,596 for the six months ended June 30, 2022, compared to $32,765 for the six months ended June 30, 2021. The change was primarily driven by the fair value of the bifurcated derivative component (conversion features) of the PIPE and Liberty Warrants and the Sponsor Earnout.
Loss on Extinguishment of Debt
In April 2021, the Company and its 2018 and 2019 convertible note holders agreed to extend the maturity date of the 2018 and 2019 convertible notes from April and September 2021, respectively, to April 2022. The Company recognized a loss on extinguishment of debt of $37,216 on the Consolidated Statements of Operations and Comprehensive Loss for the six months ended June 30, 2021, related to the agreement.
Other income, net
Other income, net increased $244 to $519 for the six months ended June 30, 2022, compared to $275 for the six months ended June 30, 2021. The increase was due to foreign currency exchange differences primarily generated by foreign exchange rates effects in operating activities (where expense is denominated in a foreign currency).
Income Tax
Income tax increased $1,923 to $2,143 for the six months ended June 30, 2022, compared to a tax expense of $220 for the six months ended June 30, 2021. The increase was due primarily to increases in intercompany income in certain taxable jurisdictions.
Non-GAAP Financial Measure Reconciliations
We have included reconciliations of non-GAAP EBITDA, non-GAAP Adjusted EBITDA and non-GAAP Free Cash Flow for the six months ended June 30 2022 and 2021. Non-GAAP EBITDA, Non-GAAP Adjusted EBITDA and Non-GAAP Free Cash Flow are not intended to be a substitute for any GAAP financial measure.
We define Non-GAAP EBITDA as net income excluding interest, income taxes, depreciation and amortization. The Company did not incur amortization expense during the six months ended June 30, 2022 or 2021.

We define Non-GAAP Adjusted EBITDA as Non-GAAP EBITDA as further adjusted for merger-related transaction costs, other financial income (which consists of foreign currency gains and losses), changes in the fair value of embedded derivative instruments and stock-based compensation.
We define Non-GAAP Free Cash Flow as net cash used in operating activities less payments for capital expenditures.
The following table presents a reconciliation of Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA to its net loss for the periods indicated.

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2022	2021
Net loss	$(8,121)	$(31,478)
Plus interest expense	1,588	4,717
Plus income tax	2,143	220
Plus depreciation	6,485	5,060
Non-GAAP EBITDA	$2,095	$(21,481)
Plus Merger transaction costs	11,862	-
Less other income, net	(519)	(275)
Plus loss on extinguishment of debt	-	37,216
Less change in fair value of financial instruments	(44,596)	(32,765)
Plus stock-based compensation	4,485	5,536
Non-GAAP Adjusted EBITDA	$(26,673)	$(11,769)
The following table presents a reconciliation of Non-GAAP Free Cash Flow to cash flows used in operating activities for the periods indicated.

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2022	2021
Net cash used in operating activities	$(34,487)	$(11,478)
Less purchases of satellites and other property and equipment	15,735	3,621
Non-GAAP Free Cash Flow	$(50,222)	$(15,099)
Liquidity and Capital Resources
On January 25, 2022, we consummated the transactions contemplated by that previously announced Merger Agreement. The Merger resulted in the addition of approximately $168 million in cash to the Consolidated Statement of Financial Position. Our outstanding indebtedness as of December 31, 2021, which was comprised of notes debt, promissory note, Series X Redeemable preferred stock and the Cantor Loan was converted to shares of Class A common stock or settled as of the transaction date. As of June 30, 2022, we have $123.6 million in cash and cash equivalents on hand.
We expect our capital expenditures and working capital requirements to remain elevated in the near term as we seek to build and launch additional satellites. As a result of changes in the capital markets, inflationary pressures, and slower than anticipated revenue growth, we recently undertook various measures to control costs. These actions primarily related to the moderation of capital expenditures and also included evaluation of all discretionary spending. We believe that our cash on hand resulting from the Merger will be sufficient to meet our working capital and capital expenditure requirements for the next twelve months. Our longer-term liquidity (i.e., more than 12 months from the date of this filing) needs include cash necessary to support our business growth. Our ability to satisfy our longer-term liquidity will depend primarily on our revenue growth. Additional funding may also be required for a variety of reasons, including, but not limited to, delays in the anticipated schedule to build and launch our constellation of satellites. In addition, our projected capital expenditure requirements may be subject to cost overruns for reasons outside of our control and we may experience slower sales growth than anticipated, which would pose a risk to our achieving positive cash flow.

The net losses we have incurred since inception are consistent with our expectations and business strategy. We will continue to incur net losses in accordance with our operating plan as we continue to expand our constellation of satellites and our operations.
We are an early-stage growth company in the early stage of development, and subject to a number of risks associated with emerging, technology- oriented companies with a limited operating history, including, but not limited to, dependence on key individuals, a developing business model, initial and continued market acceptance of our services and protection of our proprietary technology. We also have risks from competition from substitute products and services. All of these risks, as well as the risks set forth under Item 3.D “Risk Factors” of our Form 20-F for the fiscal year ended December 31, 2021, could have an adverse impact on our business and financial prospects and cause us to seek additional financing to fund future operations.
Cash Flows Summary
Presented below is a summary of the Company’s operating, investing and financing cash flows:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2022	2021
Net cash flows:
Net cash flows used in operating activities	$(34,487)	$(11,478)
Net cash flows used in investing activities	(15,682)	(3,618)
Net cash flows from financing activities	164,214	20,332
Net change in cash, cash equivalents and restricted cash	$114,045	$5,236
Cash Flows from Operating Activities
The cash flows used in operating activities to date have been primarily comprised of costs and expenses related to development of our products, payroll, fluctuations in accounts payable and other current assets and liabilities. As we increased hiring in connection with the expansion of commercial operations, our cash used in operating activities has increased significantly as we begin to generate revenue from the business activities.
Cash flows used in operating activities are as follows:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2022	2021
Net loss	$(8,121)	$(31,478)
Adjustments for the impact of non-cash items (1)	(18,471)	19,756
Net loss adjusted for the impact of non-cash items	(26,592)	(11,722)
Changes in assets and liabilities
Accounts receivable (2)	(1,647)	(956)
Prepaids and other current assets(3)	(4,367)	21
Accounts payable (4)	280	1,721
Other(5)	(2,161)	(542)
Net cash provided by operating activities	$(34,487)	$(11,478)
(1)Includes items such as depreciation, changes in the fair value of financial instruments, interest expense, income tax expense, stock-based compensation expense, allowance for doubtful accounts, loss on debt extinguishment and changes in foreign currency and others.
(2)The change is primarily due to higher accounts receivable from our commercial space technology customer.
(3)The change is primarily due to higher prepaid expenses from software licenses and higher advances to suppliers.
(4)The change is primarily due to the timing of payments.
(5)The change is primarily due to timing of payments, net of an increase in contract liabilities for new revenue contract.

Cash Flows from Investing Activities
Our cash flows used in investing activities to date have been primarily comprised of purchases of satellite components and other property and equipment. Investing activities have increased substantially as we ramp up satellite production activity and factory development in connection with expanding our production capacity.
Net cash used in investing activities was $15,682 for the six months ended June 30, 2022, compared to $3,618 for the six months ended June 30, 2021. The increase in cash used in investing activities was primarily driven by an increase in purchases of satellite components, laboratory equipment and other property and equipment.
Cash Flows from Financing Activities
Net cash provided by financing activities was $164,214 for the six months ended June 30, 2022, which resulted from the consummation of the transactions contemplated by that previously announced Merger Agreement, as discussed above. Net cash provided by financing activities during the six months ended June 30, 2021, were primarily related to funds received from the issuance of the Series X preferred stock.
Debt
Refer to Note 17 - Debt to the Condensed Consolidated Financial Statements for a discussion of our debt at December 31, 2021 and prior to the Merger. As of June 30, 2022, we had no outstanding debt.
Critical Accounting Policies and Estimates
Our financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements as well as the reported expenses incurred during the reporting periods. Our estimates are based on its historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.
Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.
While our significant accounting policies are described in the notes to our financial statements, we believe that the following accounting policies require a greater degree of judgment and complexity and are the most critical to understanding its financial condition and historical and future results of operations.
Stock-Based Compensation
Prior to completion of the Business Combination, as the the Company’s shares were not listed on a public marketplace, the calculation of the fair value of the the Company’s shares was subject to a greater degree of estimation in determining the basis for stock-based awards that were issued. Given the absence of a public market, we were required to estimate the fair value of the Company’s shares at the time of each grant. We considered objective and subjective factors in determining the estimated fair value and utilized third-party valuation experts to determine the grant date share price using a Black-Scholes model. Under the Black-Scholes model, we determined the value of the Company’s stock based on interpolating from the valuations in the most recent external equity financing rounds and, when applicable, an expected valuation for an initial public offering of the Company’s stock, subject to discounts for the probability and timing of an exit event and lack of marketability, among other factors.

The assumptions underlying the valuations represent our best estimates, which involve inherent uncertainties and the application of management’s judgment. As a result, if we used significantly different assumptions or estimates, the stock-based compensation expense for prior periods could have been materially different.
Convertible Notes, Cantor Loan, Embedded Derivatives and Series X Preferred Stock
The initial fair value of our convertible notes, the Cantor Loan and Series X preferred stock (before bifurcation of the embedded derivatives) and the subsequent measurement of the embedded derivatives was calculated using an internal valuation model where many of the input parameters are not observable. The assumptions underlying the valuations represent our best estimates, which involve inherent uncertainties and the application of management’s judgment. As a result, if we used significantly different assumptions or estimates, the change in the fair value of the convertible notes, the Cantor Loan, the Series X preferred stock and embedded derivatives could have been materially different. See Note 6 (Warrant Liabilities), Note 7 (Earnout Liabilities), Note 15 (Fair Value Measurements and Financial Instruments), Note 17 (Debt) to the Condensed Consolidated Financial Statements for additional details.
All our outstanding convertible notes, the Cantor Loan and Series X preferred stock were converted into shares of our Class A common stock. in connection with the closing of the Business Combination. See Note 4 (Reverse Recapitalization) to the Condensed Consolidated Financial Statements for additional details.
Impairment of Assets
The carrying amount of our assets are reviewed at each reporting date to determine whether there is an indication of impairment in the value of the assets. Most of our fixed assets are satellites, but we also have tools, equipment, furniture and fixtures, computers and leasehold improvements. We do not own any buildings or land.
We performed an impairment test as of June 30, 2022 and December 31, 2021 due to our net losses for the related periods. We concluded that our fixed assets were not impaired as our test concluded that the expected future cash flows exceeded the book value of fixed assets.
Estimates of future cash flows are highly subjective judgments based on management’s experience and knowledge of our operations. These estimates can be significantly impacted by many factors, including changes in global economic conditions, operating costs, obsolescence of technology and competition.
If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset would be reduced to its recoverable amount. That reduction is an impairment loss that would be recognized in the Consolidated Statements of Operations and Comprehensive Loss.
Emerging Growth Company Status
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. We expect to remain an emerging growth company at least through the end of the 2022 fiscal year and we expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).
We will also rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies.
Recent Accounting Pronouncements
Refer to Note 3 (Accounting Standard Updates) in the Condensed Consolidated Financial Statements included in this Report for more information about recent accounting pronouncements, the timing of their adoption and our assessment, to the extent we have made such an assessment, of their potential impact on our financial condition and our results of operations and cash flows.